Filed Pursuant to Rule 433

Registration Statement No. 333-180628

PartnerRe Ltd.

5.875% SERIES F NON-CUMULATIVE REDEEMABLE PREFERRED SHARES

February 11, 2013

Final Term Sheet

To preliminary prospectus supplement dated February 11, 2013 and prospectus dated April 9, 2012

Issuer:	PartnerRe Ltd.

Security Type:	5.875% Series F Non-Cumulative Redeemable Preferred Shares

Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa2 (stable) / BBB (stable) / BBB+ (stable)

Size:	10,000,000 shares ($250,000,000)

Trade Date:	February 11, 2013

Settlement Date:	February 14, 2013

Maturity Date:	Perpetual

Liquidation Preference:	$25 per share

Dividend Payment Dates:	Dividends on the Series F preferred shares are payable quarterly only when, as and if declared, on the first day of March, June, September and December, commencing June 1, 2013.

Dividend Rate:	5.875% of the $25 per share liquidation preference per annum (equivalent to $1.46875 per share per annum).

Optional Redemption:	The Series F preferred shares will not be redeemable before March 1, 2018, except in specified circumstances relating to certain capital disqualification and tax events. Beginning on March 1, 2018, PartnerRe Ltd. may redeem the Series F preferred shares, in whole at any time or in part from time to time, at $25.00 per share plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date.

Public Offering Price:	$25.00 per share; $250,000,000 total

Underwriting Discounts:	$0.7875 per Series F preferred share for retail orders; $7,500,150 total; and $0.5000 per Series F preferred share for institutional orders; $238,000 total

Proceeds to PartnerRe, before expenses:	$242,261,850

Use of Proceeds:	PartnerRe Ltd. intends to use the net proceeds from the sale of the Series F preferred shares, together with available cash, for the redemption of $290 million aggregate liquidation value of its outstanding Series C preferred shares at an aggregate redemption price equal to the aggregate liquidation preference of the Series C preferred shares to be redeemed, plus accumulated and unpaid dividends thereon, if any, to the redemption date, without interest.

Expected Listing:	NYSE (Ticker : PRE PrF)

CUSIP / ISIN:	G68603128 / BMG686031284

Joint Book Running Managers:	UBS Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers: Co-Managers:	Barclays Capital Inc. RBC Capital Markets, LLC J.P. Morgan Securities LLC
HSBC Securities (USA) Inc.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series F Non-Cumulative Redeemable Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444 (ext 561 3884), Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.